Exhibit 99.64

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our report dated April 30, 2008 (except for notes 13, 14, and 20 which are as of July 4, 2008) with respect to the consolidated financial statements of Silvercorp Metals Inc. (the “Company”) as at March 31, 2008 and 2007 and for the years then ended, included as exhibit 1 and incorporated by reference in the Registration Statement (Form 40-F).

We also consent to the use of our report dated July 4, 2008 to the board of directors of the Company with respect to the Reconciliation to United States Generally Accepted Accounting Principles as at March 31, 2008 and 2007 and for the years then ended, included as exhibit 4 and incorporated by reference in the Registration Statement (Form 40-F).

/s/ Ernst & Young LLP

Vancouver, Canada
July 21, 2008	CHARTERED ACCOUNTANTS

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